Filed by Energy Transfer Equity, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Southern Union Company

Commission File No.: 1-06407

ENERGY TRANSFER EQUITY ANNOUNCES FILING OF AMENDED FORM S-4

DALLAS — July 26, 2011 — Energy Transfer Equity, L.P. (NYSE:ETE) today announced it has filed an amended registration statement on Form S-4 with the U.S. Securities and Exchange Commission. This filing pertains to the previously announced amended and restated merger agreement dated July 19, 2011 between ETE and Southern Union Company (NYSE:SUG).

Credit Suisse Securities (USA) LLC acted as exclusive financial advisor to ETE, with Latham & Watkins LLP, Bingham McCutchen LLP and Potter Anderson having acted as legal counsel.

Energy Transfer Equity, L.P. (NYSE:ETE) is a publicly traded partnership, which owns the general partner and 100 percent of the incentive distribution rights (IDRs) of ETP and approximately 50.2 million ETP limited partner units; and owns the general partner and 100 percent of the IDRs of RGNC and approximately 26.3 million RGNC limited partner units. For more information, visit the Energy Transfer Equity, L.P. web site at www.energytransfer.com.

Energy Transfer Partners, L.P. (NYSE:ETP) is a publicly traded partnership owning and operating a diversified portfolio of energy assets. ETP has pipeline operations in Arizona, Arkansas, Colorado, Louisiana, New Mexico, Utah and West Virginia and owns the largest intrastate pipeline system in Texas. ETP currently has natural gas operations that include more than 17,500 miles of gathering and transportation pipelines, treating and processing assets, and three storage facilities located in Texas. ETP also holds a 70 percent interest in Lone Star NGL LLC (“Lone Star”), a joint venture that owns and operates NGL storage, fractionation and transportation assets in Texas, Louisiana and Mississippi. ETP is also one of the three largest retail marketers of propane in the United States, serving more than one million customers across the country. For more information, visit the Energy Transfer Partners, L.P. web site at www.energytransfer.com.

Regency Energy Partners LP (NASDAQ:RGNC) is a growth-oriented, midstream energy partnership engaged in the gathering, contract compression, processing, marketing and transporting of natural gas and natural gas liquids. RGNC also owns the remaining 30 percent interest in Lone Star. RGNC’s general partner is owned by ETE. For more information, visit the Regency Energy Partners LP web site at www.regencyenergy.com.

Forward-Looking Statements

This press release may include certain statements concerning expectations for the future, including statements regarding the anticipated benefits and other aspects of the proposed transactions described above, that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond the control of the management teams of ETE, ETP, RGNC, or SUG. Among those is the risk that conditions to closing the transactions are not met or that the anticipated benefits from the proposed transactions cannot be fully realized. An extensive list of factors that can affect future results are discussed in the reports filed with the Securities and Exchange Commission by ETE,

ETP, RGNC and SUG. Neither ETE, ETP, RGNC nor SUG undertakes any obligation to update or revise any forward-looking statement to reflect new information or events.

Additional Information

In connection with the transaction, ETE and SUG have filed a proxy statement / prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the definitive proxy statement / prospectus because it contains important information regarding ETE, SUG and the transaction.

A definitive proxy statement / prospectus will be sent to stockholders of SUG seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus and other documents filed by ETE and SUG with the SEC at the SEC’s web site, www.sec.gov. The definitive proxy statement / prospectus and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s web site, www.energytransfer.com. The definitive proxy statement / prospectus and such other documents relating to SUG may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, 5444 Westheimer Road, Houston, Texas 77056, or from SUG’s web site, www.sug.com.

ETE, SUG and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation is set forth in the proxy statement / prospectus.

The information contained in this press release is available on the ETE web site at www.energytransfer.com.

Energy Transfer Equity

Investors:

Energy Transfer Equity

Brent Ratliff

(214) 981-0700

MacKenzie Partners

Dan Burch / Lawrence Dennedy

(212) 929-5748 / (212) 929-5239

Media:

Brunswick Group

Steve Lipin / Mark Palmer

(212) 333-3810 / (214) 459-8181

Granado Communications Group

Vicki Granado

(214) 599-8785